CERTIFICATE OF VICE PRESIDENT

T. ROWE PRICE INDEX TRUST, INC.

Pursuant to Rule 306 of Regulation S-T

 I, the undersigned, David Oestreicher, Vice President of T. Rowe Price Index Trust, Inc. (the “Fund”), do hereby certify that the prospectus for the Fund has been translated into the Spanish language. The Spanish version of the prospectus constitutes a full and complete representation of the English version which has been filed as a part of this Registration Statement. A copy of the Spanish version will be available for inspection upon request.

 WITNESS my hand and the seal of the Fund this April 26, 2012.

 T. Rowe Price Index Trust, Inc.

  /s/David Oestreicher (Seal) ___________________________________
  David Oestreicher, Vice President